EXHIBIT 16.1

Letter of Rotenberg Meril Solomon Bertiger & Guttilla, PC.

Change In Certifying Accountant

May 12, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read the paragraph on Page 59 entitled “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure,” of Amendment No. 2 to Form SB-2 Registration Statement dated May 17, 2006 of Somanta Pharmaceuticals, Inc. (formerly Hibshman Optical Corp.), and we are in agreement with the statements contained in paragraphs one, three, four and six therein.

In addition, we have no basis to agree or disagree with other statements of the registrant contained in paragraphs two and five of Item 4.01 of the above-referenced filing.

Rotenberg Meril Solomon Bertiger & Guttilla PC.

Saddle Brook, NJ